UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Sims Metal Management Limited

(Exact name of registrant as specified in its charter)

Victoria, Australia	001-33983	98-0490682
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

16 West 22nd Street, 10th Floor

New York, NY 10010

(Address of principal executive office) (Zip Code)

Frank M. Moratti, Company Secretary and General Counsel

(61 2) 8113 1600; Frank.Moratti@simsmm.com

Sir Joseph Banks Corporate Park, Suite 3, Level 2, 32-34 Lord Street

Botany, NSW 2019, Australia

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Sims Metal Management Limited (“Sims” or the “Company”) is one of the world’s largest metals and electronics recycling companies. Sims operates a geographically diverse metal recycling and electronics recycling business with a network of processing facilities. For example, generally Sims purchases or otherwise receives end-of-life scrap metal and electronics materials, and sorts, handles or otherwise mechanically processes them to produce specification grade metal for sale to others for use as raw material for steel mills, smelters, etc.

The Company’s metal recycling operations source material from metal dealers, peddlers (individuals that constitute our retail trade), auto wreckers, demolition firms and others who generate obsolete metal and from manufacturers who generate industrial metal. The Company’s electronics recycling operations source material from manufacturers of post-consumer electronic products, businesses and municipal organizations.

This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, to the extent that it engages in manufacture of products, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2013 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”).

The Company evaluated its products to determine which of its products may contain 3TG. Based on this review, the Company determined that the post-industrial and post-consumer scrap that it processes and, along with certain recycled or scrap computer products that it refurbishes, that it sells may contain 3TG. The Company conducted a reasonable country of origin inquiry based on a review of its business operations to determine whether any of the 3TG contained in its products came from recycled or scrap sources or if it did not, whether the 3TG originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (the “Covered Countries”). The Company’s due diligence process relied on its understanding that the Company’s metals sources are limited to such recycled or scrap sources, except for a very limited group of products, for the refurbishment of which the Company may buy on very limited occasions metal-containing components from retail outlets and/or the OEM manufacturing facilities which produced them. In light of the highly limited number of such purchases and the high improbability that such components could contain conflict minerals entering the supply chain for the first time after January 31, 2013, the Company has reached the conclusion that it does not have 3TG from the Covered Countries in the products it sells for this reporting period. Going forward, the Company anticipates revisiting the infrequent occasions in which it may purchase metal-containing components other than from recycled or scrap sources regarding the potential applicability of the conflict minerals rule relating to those potential purchases. Based on this reasonable country of origin inquiry, the Company has in good faith concluded that any 3TG present in its products for the period covered by this report originated from recycled or scrap sources, except to the very limited extent noted above.

In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the “Investors” section of the Company’s website at www.simsmm.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 2, 2014	SIMS METAL MANAGEMENT LIMITED

/s/ Frank M. Moratti
Frank M. Moratti
Group Company Secretary and General Counsel